UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT INDEX

Exhibit	Description

4.1	Amendment No.1 to Amended and Restated Rights Agreement, dated as of December 11, 2023, by and between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, as Rights Agent

4.2	Amendment No.2 to Amended and Restated Rights Agreement, dated as of December 12, 2023, by and between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, as Rights Agent

99.1	Press Release, dated December 11, 2023

99.2	Agreement and Plan of Merger, dated as of December 11, 2023, by and among Hollysys Automation Technologies Ltd., Superior Technologies Holding Limited and Superior Technologies Mergersub Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Changli WANG
Changli WANG
Chief Executive Officer

Date: December 12, 2023